Aurizon Mines Ltd.

Financial Statements

For the year ended December 31, 2012

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Management’s responsibility for financial reporting

Management is responsible for the integrity and fair presentation of the financial information contained in these annual financial statements. Where appropriate, the financial information reflects amounts based on the best estimates and judgments of management. The financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. Financial information presented in Management’s Discussion and Analysis of Financial Condition and Results of Operations for the year ended December 31, 2012 is consistent with that disclosed in these financial statements.

Management is responsible for establishing and maintaining adequate internal control over financial reporting. Any system of internal control over financial reporting, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

The Board of Directors oversees management’s responsibility for financial reporting and internal control systems through an Audit Committee, which is composed entirely of independent directors. The Audit Committee meets periodically with management and the independent auditors to review the scope and results of the annual audit and to review the financial statements and related financial reporting and internal control matters before the financial statements are approved by the Board of Directors and submitted to the shareholders.

PricewaterhouseCoopers LLP, an independent registered public accounting firm, appointed by the shareholders, have audited our financial statements in accordance with Canadian generally accepted auditing standards and have expressed their opinion in the auditors’ report.

George Paspalas	Ian S. Walton
President and	Executive Vice-President
Chief Executive Officer	and Chief Financial Officer

Vancouver, B.C., Canada
March 13, 2013

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Independent Auditor’s Report

To the Shareholders of Aurizon Mines Ltd.

We have completed integrated audits of Aurizon Mines Ltd.’s December 31, 2012 and 2011 financial statements and its internal control over financial reporting as at December 31, 2012. Our opinions, based on our audits, are presented below.

Report on the financial statements

We have audited the accompanying financial statements of Aurizon Mines Ltd., which comprise the balance sheets as at December 31, 2012 and 2011 and the statements of comprehensive income, changes in equity and cash flows for the years then ended, and the related notes, which comprise a summary of significant accounting policies and other explanatory information.

Management’s responsibility for the financial statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. Canadian generally accepted auditing standards require that we comply with ethical requirements.

An audit involves performing procedures to obtain audit evidence, on a test basis, about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the company’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting principles and policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion on the financial statements.

Opinion

In our opinion, the financial statements present fairly, in all material respects, the financial position of Aurizon Mines Ltd. as at December 31, 2012 and 2011 and its financial performance and cash flows for the years then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Report on internal control over financial reporting

We have also audited Aurizon Mines Ltd.’s internal control over financial reporting as at December 31, 2012, based on criteria established in Internal Control - Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

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Management’s responsibility for internal control over financial reporting

Management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in Management’s

Report on Internal Control over Financial Reporting included in Management’s Discussion and Analysis of Financial Condition and Results of Operations.

Auditor’s responsibility

Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit. We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control, based on the assessed risk, and performing such other procedures as we consider necessary in the circumstances.

We believe that our audit provides a reasonable basis for our audit opinion on the company’s internal control over financial reporting.

Definition of internal control over financial reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that: (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Inherent limitations

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.

Opinion

In our opinion, Aurizon Mines Ltd. maintained, in all material respects, effective internal control over financial reporting as at December 31, 2012, based on criteria established in Internal Control - Integrated Framework issued by COSO.

Chartered Accountants

Vancouver, British Columbia

March 13, 2013

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Aurizon Mines Ltd.

Balance Sheets

(expressed in thousands of Canadian dollars, unless otherwise stated)

As at,	Notes	December 31, 2012	December 31, 2011
Assets
Current assets
Cash and cash equivalents	4	$ 204,232	$ 213,486
Marketable securities	5	477	864
Inventories	6	16,433	12,545
Accounts receivable and other	7	5,885	9,679
Derivative instrument assets		-	357
Tax credits and other taxes receivable	8	10,061	5,210
Total current assets		237,088	242,141
Non-current assets
Property, plant and equipment	9	204,451	164,783
Mineral properties	10	5,285	4,995
Deferred finance costs	11	178	343
Other assets	12	2,649	6,324
TOTAL ASSETS		$ 449,651	$ 418,586

liabilities
Current liabilities
Accounts payable and accrued liabilities	13	$ 29,342	$ 25,993
Current income and resource tax liabilities	14	3,121	18,338
Total current liabilities		32,463	44,331
Non-current liabilities
Provisions	15	16,706	16,153
Deferred tax liabilities	14	35,955	36,918
Total liabilities		85,124	97,402

EQUITY
Shareholders’ equity
Issued share capital	16	282,600	274,165
Contributed surplus		2,921	1,170
Stock based compensation	16	19,675	18,711
Accumulated other comprehensive losses		-	(386)
Retained earnings		59,331	27,524
Total shareholders’ equity		364,527	321,184
total liabilities AND EQUITY		$ 449,651	$ 418,586

The attached notes form an integral part of these financial statements.

Subsequent event – Note 1

These financial statements were approved for issue by the Board of Directors on March 13, 2013. They are signed on the Company’s behalf by:

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Aurizon Mines Ltd.

Statements of Comprehensive Income

(expressed in thousands of Canadian dollars, unless otherwise stated)

For the years ended,	Notes	December 31, 2012	December 31, 2011

Revenue		$ 223,558	$ 259,999
Less: Cost of sales	17	(131,788)	(127,725)
Gross profit		91,770	132,274

Other operating expenses
Exploration costs	17	(17,899)	(26,468)
General and administrative costs	17	(17,531)	(19,356)
Other net losses		(1,840)	(457)
Operating profit		54,500	85,993

Finance income	18	2,236	1,538
Finance costs	11, 18	(856)	(1,112)
Other derivative gains	18	193	165
Profit before income and resource taxes		56,073	86,584

Income and resource tax expense	14	(24,266)	(42,653)
NET PROFIT		31,807	43,931

Other comprehensive income (loss)
Unrealized loss on marketable securities	5	-	(765)
Recycling of impairment loss on marketable securities	5	386	-
total COMPREHENSIVE INCOME		$ 32,193	$ 43,166

Weighted average number of common shares outstanding – Basic		164,169	162,623
Earnings per share – Basic	21	$ 0.19	$ 0.27
Weighted average number of common shares outstanding – Diluted		164,927	164,374
Earnings per share – Diluted	21	$ 0.19	$ 0.27
The attached notes form an integral part of these financial statements.

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Aurizon Mines Ltd.

Statements of Changes in Equity

(expressed in thousands of Canadian dollars, unless otherwise stated)

For the years ended,	Notes	December 31, 2012	December 31, 2011

Issued share capital
Balance at beginning of year		$ 274,165	$ 269,677
Share issuances for cash	16b	5,837	3,102
Share options exercised	16b	2,598	1,386
Balance at end of year		282,600	274,165

Contributed surplus
Balance at beginning of year		1,170	1,022
Vested share option expiries		1,751	148
Balance at end of year		2,921	1,170

Share based compensation
Balance at beginning of year		18,711	13,719
Share based compensation charge		5,313	6,526
Vested share option expiries		(1,751)	(148)
Share options exercised, transferred to share capital		(2,598)	(1,386)
Balance at end of year		19,675	18,711

Accumulated other comprehensive income (loss)
Balance at beginning of year		(386)	379
Unrealized loss on marketable securities	5	-	(765)
Recycling of impairment loss on marketable securities	5	386	-
Balance at end of year		-	(386)

Retained earnings (Deficit)
Balance at beginning of year		27,524	(16,407)
Net profit		31,807	43,931
Balance at end of year		59,331	27,524
total SHAREHOLDERS’ EQUITY		$ 364,527	$ 321,184
The attached notes form an integral part of these financial statements.

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Aurizon Mines Ltd.

Statements of Cash Flows

(expressed in thousands of Canadian dollars, unless otherwise stated)

For the years ended,	Notes	December 31, 2012	December 31, 2011

Operating activities
Net profit		$ 31,807	$ 43,931
Adjustments for non-cash items:
Depreciation and amortization		37,729	39,131
Share-based compensation		5,313	6,526
Deferred income tax (recovery) expense		(964)	1,540
Refundable and non-refundable taxes		3,629	2,077
Change in fair value of marketable securities	5	1,273	-
Derivative losses (gains)	18	357	(357)
Other	22a	910	1,581
		80,054	94,429
Decrease (increase) in non-cash working capital items	22b	(17,682)	26,595
Net cash provided by operating activities		62,372	121,024

Investing activities
Property, plant and equipment		(75,037)	(47,270)
Mineral properties		(650)	(800)
Other investing activities	22c	(1,742)	(918)
Net cash used in investing activities		(77,429)	(48,988)

Financing activities
Issuance of shares	16b	5,837	3.102
Deferred finance costs		-	(493)
Long-term obligations		-	(773)
Net cash provided by financing activities		5,837	1,836

Net increase (decrease) in cash and cash equivalents		(9,254)	74,145

Effect of foreign currency exchange rate changes on cash		(34)	273

Cash and cash equivalents – beginning of year		213,486	139,341

Cash and cash equivalents - end of year		$ 204,232	$ 213,486
The attached notes form an integral part of these financial statements. Supplemental cash flow information is disclosed in Note 22.

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Aurizon Mines Ltd.

Notes to Financial Statements

As at and for the Years Ended December 31, 2012 and 2011

(Amounts in tables are expressed in thousands of Canadian dollars, unless otherwise stated)

1. GENERAL INFORMATION

Aurizon Mines Ltd. (“Aurizon” or the “Company”) is a gold producer with operations, development and exploration activities in Quebec, Canada. Aurizon is a public company listed on the Toronto Stock Exchange (“TSX”) and on the New York Stock Exchange Amex (“NYSE Amex”). The Company is incorporated and domiciled in Canada, and has no subsidiaries. The address of the Company’s head office is Suite 1120 Cathedral Place, 925 West Georgia Street, Vancouver, British Columbia, Canada.

On March 3, 2013, Aurizon entered into an Arrangement Agreement (the “Arrangement”) with Hecla Mining Company and 0963708 B.C. Ltd. (collectively “Hecla”) whereby Hecla agreed to acquire all of the issued and outstanding common shares of Aurizon in exchange for 0.9953 common shares of Hecla Mining Company, or in exchange for $4.75 in cash, or any combination thereof per share, all subject to proration. The maximum aggregate amount of cash consideration to be paid is $513,631,193 and the maximum aggregate number of Hecla Mining Company shares that may be elected is 57,000,000. Upon completion of the Arrangement, Aurizon would become a wholly-owned subsidiary of Hecla.

All unexercised and in-the-money Aurizon incentive stock options will be deemed to be fully vested and transferred and disposed by the holder thereof to Aurizon and cancelled in exchange for consideration in accordance with the Arrangement. Additionally, each DSU and RSU outstanding at the time of completion shall be cancelled in exchange for a cash payment by Aurizon equal to $4.75 per unit. The Arrangement requires Aurizon to pay a termination fee of $27.2 million or to reimburse Hecla’s expenses in certain circumstances.

The anticipated transaction is to be effected by way of a statutory plan of arrangement pursuant to the Business Corporations Act (British Columbia). The Arrangement will require the approval of 66 2/3% of the votes cast by the affected securityholders of Aurizon voting as a single class and the approval of 66 2/3% of the votes cast by the Aurizon shareholders at a special meeting which is expected to take place in May, 2013. Assuming Aurizon securityholders approve the transaction at the special meeting and all court and regulatory approvals are obtained, completion of the transaction is expected in the second quarter of 2013.

On January 14, 2013, Alamos Gold Inc. (“Alamos”) commenced an unsolicited offer to acquire all of the issued and outstanding common shares of Aurizon, other than any common shares held directly or indirectly by Alamos and its affiliates, in exchange for consideration of cash or Alamos shares, or a combination thereof, all subject to proration. On January 23, 2013, Aurizon’s Board of Directors issued a Director’s Circular with a recommendation that shareholders reject the offer and not tender their common shares to the offer for reasons set out therein. On March 5, 2013, Alamos announced the waiver of the minimum tender condition and extended the offer until March 19, 2013. On March 11, 2013, Aurizon announced the adoption of a new shareholder rights plan to ensure equal treatment for all shareholders in connection with any transaction to acquire control.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The principal accounting policies applied in the preparation of these financial statements are set out below. These policies have been consistently applied to all years presented, unless otherwise stated.

a)	Basis of preparation

These financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). IFRS comprises IFRSs, International Accounting Standards (“IASs), and interpretations issued by the IFRS Interpretations Committee (“IFRICs”) and the former Standing Interpretations Committee (“SICs”).

The preparation of financial statements in conformity with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgement in the process of applying the Company’s accounting policies. The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the financial statements are disclosed in note 3.

b)	Principles of consolidation

The Company had no subsidiaries requiring consolidation for the periods presented.

c)	Functional currency and foreign currency translation

(i)	Functional and presentation currency

Items included in these financial statements are measured using the currency of the primary economic environment in which the Company operates (the “functional currency”). These financial statements are presented in Canadian dollars, which is the Company’s functional and presentation currency.

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Aurizon Mines Ltd.

Notes to Financial Statements

As at and for the Years Ended December 31, 2012 and 2011

(Amounts in tables are expressed in thousands of Canadian dollars, unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

c)	Functional currency and foreign currency translation (continued)

(ii)	Transactions and balances

Foreign currency transactions are translated into Canadian dollars at the rates prevailing on the date of the transactions. Monetary assets and liabilities denominated in a foreign currency are translated into Canadian dollars at rates of exchange in effect at the balance sheet date. Non-monetary assets, liabilities and other items are translated at historical rates. Revenue and expenses are translated at average exchange rates prevailing during the year, except for depreciation and amortization which are translated at historical rates. The resulting gains and losses are included in the determination of earnings.

d)	Mineral properties

Mineral properties consist of exploration properties which may or may not contain mineral reserves or resources. All costs related to mineral properties are expensed, with the exception of acquisition costs which are capitalized. Exploration expenditures relating to mineral properties are not capitalized because the property has not reached a sufficiently advanced stage that would allow certainty of future economic benefits, as defined in the capitalization conditions set out in Note 2 e)(ii) below. Once these conditions are met, the property is transferred to Property, plant and equipment and is subject to the accounting treatment described in Note 2 e).

Carrying values of mineral properties are reviewed for impairment when events or changes in circumstances suggest that the carrying amount exceeds the recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs to sell and value in use. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The Company evaluates impairment losses (other than goodwill impairment), for potential reversals when events or circumstances warrant such consideration. Acquisition costs of abandoned properties are charged to the statement of comprehensive income in the period in which the project is abandoned.

e)	Property, plant and equipment

(i)	Mining properties

Mining properties consist of production stage properties and development stage properties. Production stage properties contain one or more producing zones, areas, or mines. Development stage properties are non-producing properties containing proven and probable mineral reserves and that are sufficiently advanced to allow capitalization of development costs based upon the conditions set out in Note 2 e)(ii).

Production stage mining properties, and associated mine site infrastructure and tailings, are carried at cost, less accumulated depreciation, amortization, and impairments. Amortization is provided over the estimated life of a mining property using the estimated recoverable amount of applicable proven and probable mineral reserves. Development costs associated with a development stage property are capitalized until the property is producing, abandoned, impaired in value or placed for sale, provided the conditions set out in Note 2 e)(ii) are met.

(ii)	Development costs relating to mining properties

Drilling and related development costs incurred to define the shape of proven and probable reserves for production planning are included in cost of sales if said reserves are expected to be mined within the same period. Drilling and related development costs incurred to prepare areas that will be mined in future years are capitalized and amortized over the life of the ore body. Drilling and related costs incurred to establish additional reserves from existing measured, indicated and inferred resources at production stage properties and development stage properties that have existing proven and probable reserves are capitalized, provided that the following conditions have been met:

•	There is a probable future benefit arising from these costs that will contribute to future net cash inflows;
•	The Company can obtain the benefit and control access to it; and
•	The transaction or event giving rise to the benefit has already occurred.

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Aurizon Mines Ltd.

Notes to Financial Statements

As at and for the Years Ended December 31, 2012 and 2011

(Amounts in tables are expressed in thousands of Canadian dollars, unless otherwise stated)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

e)	Property, plant and equipment (continued)

(ii)	Development costs relating to mining properties (continued)

The following criteria are used by management in its assessment of determining whether there is sufficient evidence that the expenditure will result in a future economic benefit to the Company:

Geology:	There is sufficient certainty that the geologic data together with other factors, such as a history of converting resources to reserves, will support the likelihood of conversion of mineral resources to proven and probable reserves.
Infrastructure:	The mineral deposit can be extracted and processed utilizing existing or planned infrastructure that is within proximate access to the deposit.
Life of mine plans:	A life of mine plan and supporting geologic models provide inputs in the determination of additional drilling and development work required to expand or further define the mineral deposit.
Authorizations:	Operating and environmental permits exist or there is reasonable assurance that they are obtainable.
Stage of mine development:	A production stage property provides greater certainty that a future economic benefit is probable than a development stage property.

(iii)	Deferral of stripping costs

Pre-commercial production phase:

Stripping (i.e., overburden and other waste removal) costs incurred in the pre-commercial production phase of mine development are capitalized. Upon achievement of commercial production, these capitalized costs are amortized to cost of sales on a unit-of-production basis over the economically recoverable reserves that directly benefit from the specific stripping activity. As at December 31, 2012, the carrying amount of capitalized pre-commercial phase stripping costs was $nil (2011 - $nil).

(iv)	Land, buildings, plant and equipment

General land, buildings, plant and equipment are stated at cost less accumulated depreciation and accumulated impairment losses. Cost includes expenditures that are directly attributable to the acquisition of the asset. Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Company and the cost can be measured reliably. The carrying amount of a replaced asset is derecognized when replaced. Repairs and maintenance costs are charged to the statement of comprehensive income during the period in which they are incurred.

The Company allocates the amount initially recognized in respect of an item of land and buildings, plant and equipment to its significant parts and depreciates separately each such part. Residual values, methods of amortization and useful lives of the assets are reviewed annually and adjusted if appropriate.

(v)	Depreciation rates

Depreciation of property, plant and equipment begins when assets are available for use and is calculated as follows:

Asset catagory	Depreciation method	Useful Life Estimates
Mine site infrastructure and tailings	Unit of production	Mineral reserves/life of mine
Machinery, equipment and furniture	20% declining balance	5-10 years
Computers and software	50% declining balance	2-4 years
Office buildings and warehouse	10% declining balance	10+ years

(vi)	Impairment of property, plant and equipment

Carrying values of property, plant and equipment are reviewed for impairment whenever events or changes in circumstances suggest that the carrying amount may not be recoverable. The recoverable amount is the higher of an asset’s fair value less costs to sell and value in use. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The Company evaluates impairment losses (other than goodwill impairment) for potential reversals when events or circumstances warrant such consideration. Any reversal is limited to the amount of impairment loss originally recognized.

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Aurizon Mines Ltd.

Notes to Financial Statements

As at and for the Years Ended December 31, 2012 and 2011

(Amounts in tables are expressed in thousands of Canadian dollars, unless otherwise stated)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

f)	Cash and cash equivalents

Cash and cash equivalents are unrestricted as to use and consist of cash on hand, demand deposits and short term interest-bearing investments with maturities of 90 days or less from the original date of acquisition and which can readily be liquidated to known amounts of cash. Redeemable interest bearing investments with maturities of up to one year are considered cash equivalents if they can readily be liquidated at any point in time to known amounts of cash, the initial period subject to an interest penalty on redemption is less than 90 days, and they are redeemable thereafter until maturity for invested value plus accrued interest.

g)	Financial instruments

Financial assets and liabilities are recognized when the Company becomes a party to the contractual provisions of an instrument.

At initial recognition, the Company classifies its financial instruments in the following categories depending on their nature and the purpose for which the instruments were acquired:

(i)	Financial assets and liabilities at fair value through profit or loss:

A financial asset or liability is classified in this category if acquired principally for the purpose of selling or repurchasing in the short-term. Derivatives are also included in this category unless they are designated as hedges.

Financial instruments in this category are recognized initially and subsequently at fair value. Transaction costs are expensed in the statement of comprehensive income. Gains and losses arising from changes in fair value are presented in the statement of comprehensive income within other gains and losses in the period in which they arise. Financial assets and liabilities at fair value through profit or loss are classified as current except for any position expected to be settled or paid beyond twelve months of the balance sheet date, which is then classified as non-current.

(ii)	Investments classified as available for sale:

Available for sale investments are non-derivatives that are either designated in this category, or not classified in any of the other financial instrument categories. The Company’s assets classified as available for sale comprise marketable securities.

Investments classified as available for sale are recognized initially at fair value plus transaction costs, and are subsequently carried at fair value, with gains or losses arising from changes in fair value recognized in other comprehensive income. Available for sale investments are classified as non-current, unless the investment matures within twelve months, or management expects to dispose of them within twelve months.

When an available for sale investment is sold or impaired, the accumulated gains or losses are transferred from other comprehensive income to other gains and losses.

(iii)	Loans and receivables:

Loans and receivables are non-derivative financial assets, with fixed or determinable payments, that are not quoted in an active market. Loans and receivables are initially recognized at the amount expected to be received less, when material, a discount to reduce the loans and receivables to fair value. Subsequently, loans and receivables are measured at amortized cost using the effective interest method less a provision for impairment.

(iv)	Trade payables and accrued liabilities:

Trade payables and accrued liabilities are initially recognized at the amount required to be paid less, when material, a discount to reduce the payables to fair value. Subsequently, trade payables are measured at amortized cost using the effective interest method. Bank debt and long-term debt are recognized initially at fair value, net of any transaction costs incurred, and subsequently at amortized cost using the effective interest method.

Financial liabilities are classified as current liabilities if payment is due within twelve months. Otherwise, they are presented as non-current liabilities.

(v)	Derivative financial instruments:

The Company has used gold and currency derivative instruments to manage its exposure to the fluctuating price of gold and foreign exchange movements. Such derivatives are revalued at each reporting period and any gains or losses arising from the use of derivative instruments, both realized and unrealized, are charged to the statement of comprehensive income.

All derivatives recorded on the balance sheet are reflected at fair value. Revaluation adjustments on these instruments are reflected in the statement of comprehensive income, because the Company does not follow hedge accounting.

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Aurizon Mines Ltd.

Notes to Financial Statements

As at and for the Years Ended December 31, 2012 and 2011

(Amounts in tables are expressed in thousands of Canadian dollars, unless otherwise stated)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

h)	Impairment of financial assets

At each reporting date, the Company assesses whether there is objective evidence that a financial asset is impaired. An evaluation is made as to whether a decline in fair value has occurred is based on indicators such as adverse changes in the market, economic or legal environments. If such evidence exists, the Company recognizes an impairment loss as follows:

(i)	Financial assets carried at amortized cost:

The impairment loss is the difference between the amortized cost of the loan or receivable, and the present value of the estimated future cash flows, discounted using the instrument’s original effective interest rate. The carrying amount of the asset is reduced by this amount through the use of an allowance account. Impairment losses on financial assets carried at amortized cost are reversed in subsequent periods if the amount of the loss decreases, and the decrease can be related objectively to an event occurring after the impairment was recognized. Financial assets classified as available for sale: the impairment loss is the difference between the original cost of the asset and its fair value at the measurement date, less any impairment losses previously recognized in the statement of income. When recording an impairment loss relating to a financial asset classified as available for sale, the losses pertaining to the impaired asset(s) are reclassified from accumulated other comprehensive income to the Statement of comprehensive income, such that the losses are recognized in net profit.

i)	Inventories

Inventory is comprised of gold bullion, in-process ore and mine supplies.

Gold bullion and in-process ore is valued at the lower of cost and net realizable value. Net realizable value is the estimated selling price in the ordinary course of business, less estimated costs of completion and costs of selling final product.

The costs included in the value of gold bullion and in-process ore consist of direct costs related to production such as mining, milling, and refining costs, as well as a portion of indirect costs, which include depreciation of capital assets and amortization of mining assets. The value of the gold bullion and in-process ore is determined on a weighted-average cost basis.

Mine supplies are valued at the lower of cost and net realizable value. Any provision for obsolescence is determined by reference to specific items.

j)	Borrowing costs

Borrowing costs attributable to the acquisition, construction or production of qualifying assets are added to the cost of those assets, until such time as the assets are substantially ready for their intended use. All other borrowing costs are recognized as finance costs in the statement of comprehensive income in the period in which they are incurred.

k)	Share-based compensation

(i)	Incentive stock options

The Company grants stock options to key employees, directors, and officers. Each tranche is treated as a separate award with its own vesting period and grant date fair value. The fair value of each tranche is measured at the date of grant using the Black-Scholes option pricing model, and is recognized as share based compensation expense within general and administrative costs in the Statements of Comprehensive Income over the tranche’s vesting period based on the number of awards expected to vest, with a corresponding increase to the stock based compensation equity account. The number of awards expected to vest is periodically reviewed, and the estimated option forfeiture rate is adjusted as required throughout the life of the option. The share based compensation expense is then adjusted accordingly.

(ii)	Deferred share units

The Company grants deferred share units (“DSUs”) to independent Directors. DSUs vest immediately upon granting, and can only be settled in cash following the date the director has retired from, or ceased to hold, all positions with the Company, and will be based upon the number of units held, multiplied by the fair market value of the Company’s share price at the time of redemption. The fair value of each DSU is recognized as a general and administrative cost in the Statements of Comprehensive Income, with a corresponding adjustment to current liabilities. The fair value of each unit is equal to the market price of the underlying shares at each reporting date.

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Aurizon Mines Ltd.

Notes to Financial Statements

As at and for the Years Ended December 31, 2012 and 2011

(Amounts in tables are expressed in thousands of Canadian dollars, unless otherwise stated)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

k)	Share-based compensation (continued)

(iii)	Restricted share units

The fair value of restricted share units (“RSUs”) awarded to employees is recognized as a general and administrative cost in the Statements of Comprehensive Income, with a corresponding adjustment to current liabilities. At each reporting date, the market value of the underlying shares is attributed to each unit using the graded vesting method. RSUs vest over a three year period, where one third of the units vest on each grant date anniversary. The units may only be settled in cash at the market value of the underlying shares at each vesting date. Changes to the estimated number of awards that will eventually vest are accounted for prospectively.

l)	Provisions

(i)	General

Provisions are recognized when (i) the Company has a present obligation (legal or constructive) as a result of a past event, and (ii), it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and reliable estimate can be made of the amount of the obligation. If the effect of time value of money is material, provisions are discounted using a current pre-tax rate that reflects, where appropriate, the risks specific to the liability. Where discounting is used, the increase in the provision due to the passage of time is recognized as a finance cost.

(ii)	Asset retirement obligation provision

The Company records the present value of estimated costs of legal and constructive obligations to restore operating locations in the period in which the obligation is incurred. The nature of these restoration activities includes dismantling and removing structures, rehabilitating mines and tailings dams, dismantling operating facilities, closure of plant and waste sites, and restoration, reclamation and re-vegetation of affected areas. The obligation generally arises when an asset is installed or the ground/environment is disturbed. When the liability is initially recognized, the present value of the estimated restoration cost is capitalized by increasing the carrying amount of the related mining assets. Over time, the discounted liability is increased for the change in present value based on a risk-free discount rate. The periodic unwinding of the discount is recognized in the statement of comprehensive income as a finance cost. At each reporting date the rehabilitation liability is re-measured to reflect changes in discount rates, and timing or amount of the costs to be incurred. Additional disturbances or changes in rehabilitation costs will be recognized as additions or charges to the corresponding assets and rehabilitation liability when they occur. For closed sites, changes to estimated costs are recognized immediately in the statement of comprehensive income.

m)	Income and resource taxes

Income and resource taxes comprise current and deferred taxes. Tax expense is recognized in the Statements of Comprehensive income except to the extent that it relates to items recognized directly in equity, in which case the tax is also recognized directly in equity.

Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted, or substantively enacted, at the end of the reporting period, and any adjustment to tax payable in respect of previous years.

In general, deferred tax is recognized in respect of temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements. Deferred tax is determined on a non-discounted basis using tax rates and laws that have been enacted or substantively enacted at the balance sheet date and are expected to apply when the deferred tax asset or liability is settled. Deferred tax assets are recognized to the extent that it is probable that the assets can be recovered.

Deferred tax assets and liabilities are presented as non-current in the balance sheet.

Tax expense in interim periods is accrued using the tax rate that would be applicable to expected total annual earnings of the Company.

Royalties, resource taxes and revenue-based taxes are accounted for under IAS 12 Income taxes when they have the characteristics of an income tax. This is considered to be the case when they are imposed under government authority, and the amount payable is based on taxable income – rather than based on quantity produced or as a percentage of revenue – after adjustment for temporary differences. For such arrangements, current and deferred tax is provided on the same basis as described above for other forms of taxation.

The Company is entitled to a refundable tax credit on qualified exploration expenditures incurred in the province of Quebec. The refundable tax credits range from 15% to 18.75% of qualified exploration expenditure incurred. In accordance with IAS 20, the exploration tax credits have been applied against the costs incurred. The Company is also entitled to non-refundable tax credits on qualified exploration expenditures which are deductible against Federal and British Columbia provincial income taxes due. The non-refundable tax credits are 10% of qualified exploration expenditure incurred. In accordance with IAS 20, the exploration tax credits have been applied against the costs incurred. Refundable tax credits are recorded as current receivables, while non-refundable taxes are applied against income taxes payable.

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Aurizon Mines Ltd.

Notes to Financial Statements

As at and for the Years Ended December 31, 2012 and 2011

(Amounts in tables are expressed in thousands of Canadian dollars, unless otherwise stated)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

n)	Revenue recognition

(i)	Bullion sales

Revenue from the sale of gold bullion is recognized when the significant risks and rewards of ownership have been transferred. This is considered to occur when title passes to a counterparty pursuant to a purchase arrangement from which collectability is reasonably assured. This generally occurs on the date the refinery has been instructed by the Company to transfer the bullion to a counterparty. Revenue is measured at the fair value of the consideration received or receivable.

(ii)	Royalty income

Royalty income is recognized on an accrual basis when the Company has reasonable assurance with respect to measurement and collectability.

(iii)	Interest revenue

Interest revenue is recognized as it accrues, using the effective interest method.

o)	Earnings per share

Basic earnings per share (“EPS”) is calculated by dividing the net profit (loss) for the year attributable to equity owners of the Company by the weighted average number of common shares outstanding during the year. Diluted EPS is calculated by adjusting the weighted average number of common shares outstanding for dilutive instruments and is computed using the treasury stock method. The Company’s potentially dilutive instruments comprise stock options granted to employees and directors.

p)	Segment reporting

Operating segment disclosure is reported in a manner consistent with the internal reporting provided to the chief operating decision-maker, identified as the Chief Executive Officer of the Company. The Company has identified one reportable segment.

q)	Changes in accounting policies

The Company did not adopt any new accounting policies during the year ended December 31, 2012.

Except for IFRS 9 Financial Instruments as noted below, the Company will adopt the following accounting standards for its financial year beginning on January 1, 2013:

IFRS 10 Consolidated Financial Statements requires an entity to consolidate an investee when it has power over the investee, is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Under existing IFRS, consolidation is required when an entity has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. IFRS 10 replaces SIC-12 Consolidation – Special Purpose Entities and parts of IAS 27 Consolidated and Separate Financial statements. It is not expected that IFRS 10 will have a significant impact on the Company’s financial statements.

IFRS 11 Joint Arrangements requires a venture to classify its interest in a joint arrangement as a joint venture or joint operation. Joint ventures will be accounted for using the equity method of accounting whereas for a joint operation the venture will recognize its share of the assets, liabilities, revenue and expenses of the joint operation. Under existing IFRS, entities have a choice to proportionately consolidate or equity account for interests in joint ventures. IFRS 11 supersedes IAS 31 Interests in Joint Ventures and SIC-13 Jointly Controlled Entities – Non-monetary Contributions by Venturers. The Company is currently evaluating the impact, if any, that IFRS 11 will have on its financial statements.

IFRS 12 Disclosure of Interests in Other Entities establishes disclosure requirements for interests in other entities, such as subsidiaries, joint arrangements, associates, and unconsolidated structured entities. This standard carries forward existing disclosures and also introduces significant additional disclosure that addresses the nature of, and risks associated with, an entity’s interests in other entities. The Company is currently evaluating the impact, if any, that IFRS 12 will have on its financial statements.

IFRS 13 Fair Value Measurement is a comprehensive standard for fair value measurement and disclosure for use across all IFRS standards. The new standard clarifies that fair value is the price that would be received to sell an asset, or paid to transfer a liability in an orderly transaction between market participants, at the measurement date. Under existing IFRS, guidance on measuring and disclosing fair value is dispersed among the specific standards requiring fair value measurements and does not always reflect a clear measurement basis or consistent disclosures. It is not expected that IFRS 13 will have a significant impact on the Company’s financial statements.

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Aurizon Mines Ltd.

Notes to Financial Statements

As at and for the Years Ended December 31, 2012 and 2011

(Amounts in tables are expressed in thousands of Canadian dollars, unless otherwise stated)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

q)	Changes in accounting policies (continued)

IFRIC 20 Stripping Costs in the Production Phase of a Surface Mine sets out the accounting for overburden waste removal (stripping) costs in the production phase of a mine. Stripping activity may create two types of benefit: i) inventory produced and ii) improved access to ore. Stripping costs associates with the former should be accounted for as a current production cost in accordance with IAS 2 Inventories. The latter should be accounted for as an addition to or enhancement of an existing asset. It is not expected that IFRIC 20 will have a significant impact on the Company’s financial statements.

IAS 1 Presentation of Financial Statements has been amended to require entities to separate items presented in other comprehensive income into two groups, based whether or not items may be recycled in the future. Entities that choose to present items in other comprehensive income on a pre-tax basis will be required to show the amount of tax related to the two groups separately. It is not expected that the amendments to IAS 1 will have a significant impact on the Company’s financial statements.

IAS 19 Employee Benefits sets out amendments to the accounting for defined benefit plans and other employee benefits. The changes include elimination of options to defer or recognize in full in profit or loss actuarial gains and losses and instead mandates immediate recognition of all gains and losses within other comprehensive income, as well as changes made to the date of recognition of liabilities for termination benefits and changes to the definitions of short-term employee benefits and other long-term employee benefits which may impact the classification of liabilities associated with those benefits. It is not expected that the amendments to IAS 19 will have a significant impact on the Company’s financial statements.

IFRS 9 Financial Instruments, issued in November 2009 and effective years beginning on or after January 1, 2015, addresses classification and measurement of financial assets. It replaces the multiple category and measurement models in IAS 39 for debt instruments with a new mixed measurement model having only 2 categories: amortized cost and fair value through profit or loss. IFRS 9 also replaces the models for measuring equity instruments. Such instruments are either recognized at fair value through profit or loss or at fair value through other comprehensive income. Where equity instruments are measured at fair value through other comprehensive income, dividends are recognized in profit or loss to the extent that they do not clearly represent a return of investment; however, other gains and losses (including impairments) associated with such instruments remain in accumulated comprehensive income indefinitely. In addition, this new standard has been updated to include guidance on financial liabilities and derecognition of financial instruments. The Company expects to adopt this standard for its financial year beginning on January 1, 2015. The Company has not yet evaluated the impact the final standard is expected to have on its financial statements.

3. SIGNIFICANT ACCOUNTING ESTIMATES AND JUDGMENTS

The preparation of financial statements requires management to use judgment in applying its accounting policies and estimates and assumptions about the future.

The Company’s financial statements include critical accounting estimates made by management. Management is required to make various assumptions about matters that are highly uncertain at the time accounting estimates are made; the use of different assumptions could have a material impact on the Company’s financial condition and performance. Estimates and other judgments are continuously evaluated and are based on management’s experience and other factors, including expectations about future events that are believed to be reasonable under the circumstances. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected. These critical accounting estimates are described below.

a)	Mineral reserves

The Company’s estimate of recoverable proven and probable gold reserves is critical in assessing potential impairment of mining properties as well as in determining depreciation and amortization charges for certain assets under the units-of-production method.

The estimate of mineral reserves is prepared by qualified persons in accordance with industry standards defined under NI 43-101 of the Canadian Securities regulatory authorities. The process of estimating quantities of gold reserves is complex, requiring significant decisions in the evaluation of all available geological, geophysical, engineering and economic data. The data for a given ore body may also change substantially over time as a result of numerous factors, including, but not limited to, additional development activity, production history and the continual reassessment of the viability of ore bodies under various economic conditions. A material revision to existing reserve estimates could occur because of, among other things: revisions to geological data or assumptions; a change in the assumed gold prices; and the results of drilling and exploration activities.

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Aurizon Mines Ltd.

Notes to Financial Statements

As at and for the Years Ended December 31, 2012 and 2011

(Amounts in tables are expressed in thousands of Canadian dollars, unless otherwise stated)

3. SIGNIFICANT ACCOUNTING ESTIMATES AND JUDGMENTS (continued)

b)	Impairment of long-lived assets

The Company assesses its property, plant and equipment for indicators of impairment at the end of each reporting period. An impairment loss is recognized in the statement of comprehensive income when the carrying amount of an asset or a cash-generating unit exceeds its recoverable amount. The recoverable amount of an asset or cash-generating unit is the higher of its fair value less costs of disposal and its value in use. In determining the recoverable amount of an asset, management make estimates related to future cash flows and discount rates, and in certain cases, estimates of fair value less costs of disposal. Estimated future cash flows are based on expected future production, metal selling prices, foreign currency exchange rates, operating costs and capital costs. Estimated discount rates are based on market assessments of the time value of money and the risks specific to the asset being assessed. The Company had total property, plant and equipment assets of $204.5 million recorded as of December 31, 2012.

c)	Asset retirement obligations

The Company records the present value of estimated costs of legal and constructive obligations to restore operating locations in the period in which the obligation is incurred. Restoration activities include dismantling and removing structures, rehabilitating mines and tailings dams, dismantling operating facilities, closure of plant and waste sites, and reclamation and re-vegetation of affected areas. At each reporting date, asset retirement obligations are re-measured to reflect changes, if any, to management estimated discount rates and timing or amount of the costs expected to be incurred. Re-measurements are reflected as adjustments to the corresponding asset and retirement obligation, with associated changes occurring to future amortization and accretion expenses. The Company had total asset retirement obligations of $15.8 million recorded as of December 31, 2012.

4. CASH AND CASH EQUIVALENTS

	December 31, 2012	December 31, 2011

Cash	$ 129,997	$ 129,539
Short-term investments (i)	74,235	83,947
Cash and cash equivalents - end of year	$ 204,232	$ 213,486

(i)	Short-term investments are comprised of Canadian chartered banks bankers acceptances, fixed-term deposits cashable after 30 days, and treasury bills having maturities at the date of acquisition of less than three months, bearing interest at rates between 0.88% and 1.20% (2011: Bankers’ acceptance notes and treasury bills bearing interest between 0.765% and 1.13%).

5. MARKETABLE SECURITIES

The Company acquired marketable securities in accordance with the requirements of property agreements that were entered into in 2010 and 2011 (Note 10). Unrealized gains or losses resulting from the change in fair value of the marketable securities are recognized as other comprehensive income or loss in the statement of comprehensive income.

	December 31, 2012	December 31, 2011
Fair value – beginning of year	$ 864	$ 1,129
Additions – at cost	500	500
Change in fair value (i)	(887)	(765)
Fair value – end of year	$ 477	$ 864

(i)	Marketable securities as at December 31, 2012 are comprised of 3,166,738 common shares of Typhoon Exploration Inc. and 1,000,000 shares of Everton Resources Inc. (2011: 1,243,661 common shares of Typhoon Exploration Inc. and 1,000,000 common shares of Everton Resources Inc.).

(ii)	The value of the Company’s marketable securities has declined significantly and for a prolonged period of time. Due to the existence of such conditions, the Company has estimated the recoverable amount of the marketable securities to equal the current fair market value of the securities, measured using the share price of the securities at the close of markets on the last trading day of 2012. Accordingly, on December 31, 2012, the Company recognized a loss of $1.3 million (2011: $nil) represented by the $0.9 million fair value loss in 2012 (2011: $0.8 million), together with the $0.4 million (2011: $nil) impairment loss recycled through accumulated other comprehensive income.

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Aurizon Mines Ltd.

Notes to Financial Statements

As at and for the Years Ended December 31, 2012 and 2011

(Amounts in tables are expressed in thousands of Canadian dollars, unless otherwise stated)

6. INVENTORIES

	December 31, 2012	December 31, 2011

Gold bullion and in-process ore (i)	$ 10,613	$ 7,037
Supplies and materials (ii)	5,611	5,290
Stockpiled ore	209	218
Inventories	$ 16,433	$ 12,545

(i)	The gold bullion and in-process ore balance as at December 31, 2012 includes imputed non-cash depreciation and amortization charges of $2.9 million (2011: $2.4 million).

(ii)	The supplies and materials balance as at December 31, 2012 includes a provision for obsolete inventory of $0.3 million (2011: $0.7 million).

7. ACCOUNTS RECEIVABLE AND OTHER

	December 31, 2012	December 31, 2011

Accounts receivable	$ 5,093	$ 5,157
Prepaid expenses and purchase deposits	747	3,584
Exploration advances	45	938
Accounts receivable and other	$ 5,885	$ 9,679

8. TAX CREDITS AND OTHER TAXES RECEIVABLE

	December 31, 2012	December 31, 2011

Quebec refundable tax credits (i)	$ 5,420	$ 2,490
Non-refundable tax credits (ii)	-	2,720
Income taxes receivable (iii)	1,583	-
Resource taxes receivable (iii)	3,058	-
Tax credits and other taxes receivable	$ 10,061	$ 5,210

(i)	During 2012, the Company received a refund of $3.1 million in respect of tax credits earned from eligible exploration expenditures incurred in 2010. In addition, the Company expects to receive a refund of $5.4 million in 2013 in relation to eligible exploration expenditures incurred in 2011 and 2012.

(ii)	Non-refundable tax credits, which arise from certain eligible exploration activities, may be applied against taxes owed. Unapplied non-refundable tax credit assets may be carried forward and applied against taxes owed in future years. During 2012, the Company’s eligible exploration activities generated $1.2 million of non-refundable tax credits (2011: $2.0 million), which together with all unapplied non-refundable tax credit assets from prior years, were applied against 2012 taxes owed, resulting in a non-refundable tax credit asset balance of $nil as at December 31, 2012 (2011: $2.7 million).

(iii)	These amounts are due to the Company as a result of tax installments paid during the year exceeding the taxes owed.

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Aurizon Mines Ltd.

Notes to Financial Statements

As at and for the Years Ended December 31, 2012 and 2011

(Amounts in tables are expressed in thousands of Canadian dollars, unless otherwise stated)

9. PROPERTY, PLANT AND EQUIPMENT

	Producing Property	Mine Infrastructure	Machinery and Equipment	Building and Leasehold Improvements	Computers and Software	Office Equipment and Furniture	TOTAL
COST
At January 1, 2011	$ 211,291	$ 40,343	$ 38,584	$ 1,267	$ 2,153	$ 530	$ 294,168
Additions	33,836	4,774	11,085	156	307	134	50,292
Disposals	-	-	(479)	-	-	-	(479)
Change in ARO estimates	-	1,477	-	-	-	-	1,477
At December 31, 2011	245,127	46,594	49,190	1,423	2,460	664	345,458
Additions	41,142	21,151	15,542	58	263	-	78,156
Disposals	-	-	(1,815)	-	-	(244)	(2,059)
Change in ARO estimates	-	465	-	-	-	-	465
At December 31, 2012	286,269	68,210	62,917	1,481	2,723	420	422,020

ACCUMULATED DEPRECIATION
At January 1, 2011	(95,978)	(27,085)	(16,161)	(874)	(1,642)	(416)	(142,156)
Charge for year	(27,881)	(4,972)	(5,435)	(43)	(341)	(44)	(38,716)
Disposals	-	-	292	-	-	-	292
Adjustment (i)	(95)	-	-	-	-	-	(95)
At December 31, 2011	(123,954)	(32,057)	(21,304)	(917)	(1,983)	(460)	(180,675)
Charge for year	(27,936)	(3,545)	(6,394)	(45)	(316)	(20)	(38,256)
Disposals	-	-	1,157	-	-	205	1,362
At December 31, 2012	(151,890)	(35,602)	(26,541)	(962)	(2,299)	(275)	(217,569)

NET BOOK VALUE
At December 31, 2011	$ 121,173	$ 14,537	$ 27,886	$ 506	$ 477	$ 204	$ 164,783
At December 31, 2012	$ 134,379	$ 32,608	$ 36,376	$ 519	$ 424	$ 145	$ 204,451
(i)	Adjustment of $95 is for reimbursement of Quebec government assistance and deferred accretion charges.

a)	Casa Berardi Exploration Property

Pursuant to the terms of a joint venture option agreement with Lake Shore Gold Corp. (“Lake Shore”) executed August 30, 2007, Lake Shore has earned an undivided 50% interest in certain claims surrounding the Casa Berardi Mine (the “Casa Berardi Exploration Property”) by incurring exploration expenditures of $5 million. If an indicated mineral resource of at least 500,000 ounces of gold at a minimum grade of 6.0 grams of gold per tonne (or economic equivalent thereof) is established, the area containing the resource plus a one kilometre radius surrounding the outer perimeter of the resource may be transferred to a specific property joint venture, in which Aurizon and Lake Shore would each have a 50% interest. Aurizon shall then have the right to earn an additional 10% interest in the specific property by funding the costs of a feasibility study, at which time Aurizon will become the operator. Any ore produced from the Casa Berardi Exploration Property would be processed at Aurizon’s 100% owned Casa Berardi milling facility.

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Aurizon Mines Ltd.

Notes to Financial Statements

As at and for the Years Ended December 31, 2012 and 2011

(Amounts in tables are expressed in thousands of Canadian dollars, unless otherwise stated)

10. MINERAL PROPERTIES

	December 31, 2012	December 31, 2011

Exploration properties
Heva-Hosco, Quebec (a)	$ 3,865	$ 3,865
Duvay-Fontana, Quebec (b)	1,000	500
Opinaca, Quebec (c)	220	100
Duverny, Quebec (d)	125	95
Kipawa, Quebec (e)	75	75
Rex South, Quebec (f)	-	280
Patris, Quebec (g)	-	80
Mineral properties	$ 5,285	$ 4,995

a)	Heva-Hosco Properties

The Company holds a 100% interest in the Heva-Hosco Properties (Joanna) in the Abitibi region of Quebec.

The Company has earned, subject to a 2% net smelter royalty, a 100% interest in the Feifer claims block. An advance royalty of $0.5 million is payable in cash or Aurizon shares upon completion of a feasibility study and receipt of a decision by a financial institution to finance development of the property to commercial production.

The Company has earned, subject to a 1% net smelter royalty, a 100% interest in two mineral claims located within the existing boundary of the properties.  Advance royalties are payable at certain milestones including $0.7 million at feasibility and $0.8 million upon achieving commercial production.   In addition, a net smelter royalty of 1.5% is payable on the 75% interest acquired from Vantex Resources Ltd.  The Company has an option to buy back 50% of the 1.5% royalty at any time, at a cost of $0.5 million.

The Company has earned, subject to a 2% net smelter royalty, a 100% interest in nineteen mineral claims (the “Alexandria claims”) adjacent to the Feifer claims. One half of the net smelter return royalty may be purchased at any time for $2.0 million.

The Company has earned, subject to a 2% net smelter royalty, a 100% interest in 20 mineral claims (the “Henricksen claims”) within the existing boundary of the properties

During the year, the Company incurred expenditures at Heva-Hosco totalling $9.7 million, of which $7.7 million (2011: $6.0 million) related to exploration work, and $2.0 million (2011: $4.3 million) related to feasibility work and environmental impact studies. All expenditures were charged to earnings.

b)	Duvay-Fontana Property

In September 2011, the Company entered into an agreement with Tres-Or Resources Ltd. (“Tres-Or”), under which the Company may earn an initial 50% interest in Tres-Or’s Duvay property. In June of 2012, the Company signed an Amended and Restated Option Agreement (the “Amended Agreement”) with Tres-Or, which incorporates the Fontana Gold Project, located in the Abitibi Greenstone Belt in Northwestern Quebec, into the existing Duvay Gold Project Option Agreement. Under the Amended Agreement, Aurizon can earn an initial 50% interest in the optioned properties by incurring exploration expenditures totalling $10 million over a period ending September 26, 2015 and making cash payments totalling $2.3 million. As at December 31, 2012, the Company has made cash payments totalling $1.0 million (2011: $0.5 million) in respect of the Amended Agreement. Upon earning a 50% interest, Aurizon will have the option to acquire a further 15% interest by funding a pre-feasibility study on one or more of the optioned properties or by incurring an additional $20 million of expenditures over a three year period. Upon formation of a Joint Venture, Aurizon is required to make a resource payment related to Tres-Or’s percentage interest in the gold contained in the optioned properties at that date, as calculated by an independent NI 43-101 compliant resource estimate as follows: $30 for each measured gold ounce; $25 for each indicated ounce; and $15 for each inferred gold ounce. The Duvay property is situated adjacent to the 100% owned Duverny property.

During 2012, the Company made cash payments totalling $0.5 million (2011: $0.5 million) and incurred exploration expenditures totalling $1.3 million (2011: $0.9 million) in respect of the Amended Agreement, which have been charged to earnings. Since signing the initial agreement in 2011, the Company has incurred a total of $2.2 million of work expenditures in respect of the Duvay Property.

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Aurizon Mines Ltd.

Notes to Financial Statements

As at and for the Years Ended December 31, 2012 and 2011

(Amounts in tables are expressed in thousands of Canadian dollars, unless otherwise stated)

10. MINERAL PROPERTIES (continued)

c)	Opinaca Property

In September 2010, Aurizon entered into an agreement with Azimut Exploration Inc. (“Azimut”) and Everton Resources Inc. (“Everton”), whereby Aurizon may acquire up to an undivided 60% ownership interest in the Opinaca property located in the James Bay area, 350 kilometres north of Matagami, Quebec. The Opinaca property is owned by Azimut and Everton as to an undivided 50% interest each. Aurizon may earn a 50% interest in the project by making cash payments totalling $0.6 million and incurring expenditures of $6 million over four years, including 5,000 metres of drilling by the second anniversary. After earning its initial 50% interest in the project, Aurizon may then elect to earn an additional interest of 10%, for a total interest of 60%, by making cash payments totalling $0.3 million over three years from the election date, incurring expenditures totalling $3 million over three years from the election date, and delivering an independent pre-feasibility study on or before the fourth anniversary. In addition, in the event that prior to the end of the eighth year of the initial option agreement, mineral resources of at least 2,000,000 ounces of gold, at an average grade of at least six grams of gold per tonne, are discovered, Aurizon shall make a payment of $1.5 million, payable in Aurizon common shares (50% to Azimut, 50% to Everton), subject to regulatory approval.

During 2012, the Company made a cash payment of $120,000 (2011: $100,000) and incurred $1.2 million (2011: $2.7 million) of work expenditures on the Opinaca property, which were charged to earnings. During 2011, the Company made a cash payment of $100,000 and incurred $2.7 million of exploration expenditures. In aggregate, work expenditures incurred by the Company and charged to earnings total $4.0 million since the agreement was signed.

d)	Duverny Property

During the first quarter of 2012, the Company fulfilled the terms of a letter of intent signed in March 2010 by making the final cash payment of $30,000 to the owners of the Duverny property, bringing the total cash payments made to $100,000. Having fulfilled the terms of the letter of intent, the Company has acquired 100% ownership of the claims comprising the Duverny Property, which is located in the Duverny Township in the Abitibi region of Northwestern Quebec. In addition, the Company has acquired mineral claims adjacent to the Duverny Property by staking at a cost of $25,000.

During 2012, exploration expenditures totalling $1.1 million were incurred on the Duverny property (2011: $0.1 million).

e)	Kipawa Property

The Company has acquired mineral claims in the Temiscaming area of Quebec by staking at a cost of $75,000.

In July 2011, the Company signed an agreement with Forum Uranium Corp. (“Forum”), whereby Forum can earn a 50% interest in the Kipawa property by completing $200,000 in exploration as a firm commitment within 12 months and a further $150,000 in exploration, including a minimum of 1,000 metres of drilling, within 24 months of the date of the agreement. Forum has the option to earn a further 15% interest, totalling a 65% interest in the project by establishing an NI 43-101 resource estimate on the property within four years of the agreement date. Forum is Operator during the earn-in period. Upon completion of its earn-in, Forum and Aurizon may form a Joint Venture with Forum as Operator.

f)	Rex South Property

In May 2012, the Company terminated an option agreement signed in May 2010 with Azimut Exploration Inc. (“Azimut”) under which the Company could have earned an initial 50% ownership in Azimut’s Rex South Property situated in Northern Quebec. As a result, capitalized property acquisition payments totalling $280,000 have been charged to earnings. Between May 2010 and 2012, the Company incurred a total of $7.3 million of exploration expenditures prior to terminating the option.

g)	Patris Property

In August 2012, the Company terminated an option agreement signed in December 2010 with Midland Exploration Inc. (“Midland”) under which the Company may have earned an initial 50% ownership in Midland’s Patris Property situated in the Abitibi region of Northwestern Quebec. As a result, capitalized property acquisition payments totalling $80,000 have been charged to earnings. Prior to terminating the option, the Company had incurred $0.6 million of exploration expenditures since the signature of the agreement.

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Aurizon Mines Ltd.

Notes to Financial Statements

As at and for the Years Ended December 31, 2012 and 2011

(Amounts in tables are expressed in thousands of Canadian dollars, unless otherwise stated)

10. MINERAL PROPERTIES (continued)

h)	Marban Property

In July 2010, the Company entered into an option and joint venture agreement with Niogold Mining Corporation (“Niogold”) with respect to the Marban property, located in the Malartic gold camp in the Abitibi region, Quebec. Pursuant to the agreement, Aurizon may earn a 50% interest in the Marban property, subject to underlying royalties, by: (i) incurring expenditures of $20 million over three years; (ii) completing an updated NI 43-101 compliant mineral resource estimate; and (iii) making a resource payment equal to the sum of $30 (or $40 if the price of gold is then above US$1,560) multiplied by 50% of the number of total gold ounces in the measured and indicated resource categories plus $20 (or $30 if the price of gold is then above US$1,560) multiplied by 50% of the number of total gold ounces in the inferred resource category, based on the updated resource estimate. Aurizon may earn an additional 10% interest, for an aggregate of 60% interest, by delivering a feasibility study. Moreover, Aurizon may earn an additional 5%, for an aggregate 65% interest, by arranging project financing for capital expenditures estimated by the feasibility study to place the project into commercial production. Niogold will be operator during the initial earn-in period and Aurizon will provide input on exploration programs and will become operator after the initial 50% interest has been earned.

During the year, the Company incurred $5.1 million (2011: $4.8 million) of exploration expenditures at Marban, which have been charged to earnings. Since the beginning of the agreement, the Company has incurred a total of $11.5 million of exploration expenditures in respect of this agreement.

i)	Fayolle Property

In May 2010, the Company entered into an option and joint venture agreement with Typhoon Exploration Inc., (“Typhoon”) whereby Aurizon may earn a 50% interest in Typhoon’s Fayolle property in the Abitibi region of Quebec. The 50% interest, subject to an underlying 2% net smelter royalty, may be earned by incurring expenditures of $10 million over four years, of which $3.5 million was a firm commitment to be spent over the first two years. The Company may earn an additional 15% interest on the project by either delivering a bankable feasibility study, or spending an additional $15 million on the project. During the course of the initial four year term, the Company has the right to subscribe for common shares of Typhoon of up to $0.5 million on each anniversary of the option agreement, for a total investment of $2 million. The first two subscriptions totalling $1 million are firm commitments, and all four subscriptions are required in order for the Company to earn the initial 50% interest.

During the year, the Company incurred $1.8 million of exploration expenditures on the project which were charged to earnings (2011: $5.7 million).

The first share subscription totalling $0.5 million was completed in June 2010 and consisted of 609,756 Typhoon shares at a unit price of $0.82 per share. A second subscription totalling $0.5 million was completed in June 2011 and consisted of 633,905 shares at a unit price of $0.79. A third subscription totalling $0.5 million was completed in June 2012 and consisted of 1,923,077 shares at a unit price of $0.26.

Since the beginning of the agreement, the firm commitment to subscribe to $1.0 million of Typhoon shares has been fulfilled, and in the aggregate, a total of $9.0 million of exploration expenditures have been charged to earnings.

j)	Wildcat Property

In September 2010, Aurizon entered into an agreement with Everton Resources Inc., (“Everton”), whereby Aurizon may acquire up to a 65% interest in Everton’s Wildcat property located in the James Bay region, 350 kilometres north of Matagami, Quebec. The Wildcat property is 100% owned by Everton. Aurizon may earn a 50% interest in the project by incurring expenditures of $3,250,000 over four years, including 3,000 metres of drilling within two years. In addition, the agreement required Aurizon to subscribe for a private placement of 1,000,000 units of Everton at a price of $0.25 per unit, each unit comprising one common share and one share purchase warrant, exercisable to acquire one additional common share at $0.40 per share for a term of two years.

After earning its initial 50% interest in the project, Aurizon may then elect to earn an additional interest of 15%, for a total interest of 65%, by making cash payments totalling $300,000 over three years from the election date, incurring expenditures totalling $3 million over three years from the election date, and delivering an independent pre-feasibility study by the end of the fourth anniversary of the election date. In addition, in the event that prior to the end of the eighth year of the initial option agreement, mineral resources of at least 2,000,000 ounces of gold, at an average grade of at least 6 grams of gold per tonne, are discovered, Aurizon shall make a payment of $1.5 million, payable to Everton in Aurizon common shares, subject to regulatory approval.

During the year, the Company incurred $1.1 million of work expenditures at the Wildcat project. In 2011, the Company incurred a total of $0.9 million of exploration expenditures on the Wildcat property, and subscribed to 1,000,000 Everton common shares at a cost of $250,000.

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Aurizon Mines Ltd.

Notes to Financial Statements

As at and for the Years Ended December 31, 2012 and 2011

(Amounts in tables are expressed in thousands of Canadian dollars, unless otherwise stated)

10. MINERAL PROPERTIES (continued)

k)	Eleonore East Property

In September 2011, Aurizon entered into an agreement with Mines Virginia Inc. (“Virginia”), pursuant to which Aurizon may, over a thirty year term, participate in the exploration and development of 184 mining claims adjacent to the Opinaca and Wildcat Properties in Northern Quebec. Aurizon’s initial contribution of $50,000 to the joint venture represents an initial interest of 50%. The Company’s interest in the joint venture increases or decreases depending on the proportion of expenditures incurred by each of the parties during the term of the agreement. If a participating interest falls below 10%, that party shall be deemed to have withdrawn from the agreement and to have relinquished its entire participating interest. In lieu, the relinquishing party shall receive a 2% net smelter royalty on any minerals commercially produced from the property. Virginia is the current operator of the Property, and to date, work expenditures have been equally shared by Aurizon and Virginia, thereby maintaining both parties’ participating interests at 50% each.

During 2012 Aurizon incurred $40,000 (2011: $53,000) of work expenditures in respect of this agreement, which were charged to earnings.

11. DEFERRED FINANCE COSTS

	December 31, 2012	December 31, 2011

Deferred finance costs	$ 178	$ 343

On January 31, 2011, the Company established a US$50 million revolving credit facility with Canadian Imperial Bank of Commerce and the Bank of Nova Scotia. The revolving credit facility has an initial three year term and is collateralized by a charge over the assets of Aurizon. The facility is available for drawdown in U.S. dollars or the Canadian dollar equivalent at a bank base rate or a LIBOR-based rate (plus 200 to 400 basis points depending on the type of loan and financial and operating measures), payable according to the quoted rate term. The Company has the ability to repay the principal in part or in its entirety at any time without penalty. Funds drawn on the facility may be used to finance working capital requirements, acquisitions, and for general corporate purposes. There are no hedging requirements under the terms of the credit facility.

The facility has three financial covenants including a leverage ratio, a tangible net worth calculation, and a mine coverage ratio. For the year ended December 31, 2012 these covenants were met.

The standby fees on undrawn amounts under the facility range between 0.75% and 1.0% per annum depending on certain financial measures. As at December 31, 2012, there were no amounts outstanding under the credit facility.

For the year ended December 31, 2012, the Company recognized a facility establishment cost amortization expense of $165,000 (2011 - $150,000), and standby fees of $373,000 (2011 - $344,000).

12. OTHER ASSETS

	December 31, 2012	December 31, 2011

Reclamation deposits (i)	$ 2,557	$ 1,315
Refundable tax credits	-	4,457
Workers compensation premiums receivable	92	222
Deposit on long-term hydro-electric project	-	330
Other assets	$ 2,649	$ 6,324

(i)	Reclamation deposits

As at December 31, 2012, the Company has invested $2.6 million (2011: $1.3 million) in restricted deposits in accordance with the current financial guarantee requirements set forth by the Ministère des Ressources naturelles et de la Faune of the province of Quebec for future site restoration costs at the Casa Berardi mine. As updated mine closure plans are submitted to and approved by this government body, the related financial guarantees will be adjusted accordingly. See notes 15 and 19 for further information.

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Aurizon Mines Ltd.

Notes to Financial Statements

As at and for the Years Ended December 31, 2012 and 2011

(Amounts in tables are expressed in thousands of Canadian dollars, unless otherwise stated)

13. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	December 31, 2012	December 31, 2011

Trade payables	$ 14,160	$ 14,599
Accrued expenses	15,182	11,394
Accounts payable and accrued liabilities	$ 29,342	$ 25,993

14. INCOME AND RESOURCE TAXES

a)	Current and deferred income and resource tax expense is represented in the statements of comprehensive income as follows:

	December 31, 2012	December 31, 2011
Current income tax expense – Federal	$ 7,703	$ 13,139
Current income tax expense – Quebec	5,128	5,194
Current income tax expense – B.C.	737	920
Deferred income tax expense (recovery) – Federal and Provincial	(269)	2,850
	13,299	22,103
Current resource tax expense	11,662	21,860
Deferred resource tax recovery	(695)	(1,310)
Total current and deferred income and resource tax expense	$ 24,266	$ 42,653

The combined federal and provincial statutory income tax rate for 2012 is 26.71% (2011: 28.21%).

In addition to federal and provincial income taxes, Aurizon is subject to Quebec mining resource taxes. On May 4, 2011, resource tax legislation was substantively enacted which required accounting recognition in the second quarter of 2011 of changes in the Quebec Mining Tax Act that are retroactive to March 31, 2010. The law increased the tax rate from 12% to 14% after March 31, 2010, 15% in 2011, and rising to 16% in 2012. The resource tax legislation also impacted changes to the maximum deductibility of certain costs in a particular year.

The provision for income and resource taxes is different from the amount that would have resulted from applying the combined federal and provincial income and resource tax rates as a result of the following:

For the years ended	December 31, 2012	December 31, 2011
Profit before income and resource taxes	$ 57,346	$ 86,584
Combined federal and provincial income and resource tax rates	38.44%	38.98%
Income and resource taxes at combined federal and provincial rates	22,042	33,750
Increase (decrease) resulting from:
Effect of change in enacted tax rates	-	7,905
Non-deductible costs	2,843	2,635
Other	(619)	(1,637)
Income and resource tax expense	$ 24,266	$ 42,653

b)	The significant components of the Company’s current income and resource taxes payable are as follows:

Current income and resource taxes payable	December 31, 2012	December 31, 2011
Current income taxes payable	$ 3,121	$ 5,071
Current resource taxes payable	-	13,267
Total current income and resource taxes payable	$ 3,121	$ 18,338

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Aurizon Mines Ltd.

Notes to Financial Statements

As at and for the Years Ended December 31, 2012 and 2011

(Amounts in tables are expressed in thousands of Canadian dollars, unless otherwise stated)

14. INCOME AND RESOURCE TAXES (continued)

c)	The significant components of the Company’s deferred tax assets and liabilities are as follows:

Deferred tax liabilities	December 31, 2012	December 31, 2011
Deferred income and resource tax assets
Marketable securities	$ -	$ 136
Asset retirement obligations	(6,074)	(5,772)
Employee incentive provision	(347)	(436)
Other	(496)	(435)
	(6,917)	(6,507)
Deferred income and resource tax liabilities
Unrealized derivative gains	-	92
Property, plant and equipment and mineral properties	39,625	36,848
Inventories	1,107	-
Refundable tax credits	811	1,856
Non-refundable tax credits	1,329	4,629
	42,872	43,425
Deferred tax liabilities	$ 35,955	$ 36,918

15. PROVISIONS

	December 31, 2012	December 31, 2011

Asset retirement obligations (a)	$ 15,802	$ 15,019
Non-current employee incentive provision (b)	904	1,134
Provisions	$ 16,706	$ 16,153

a)	Asset retirement obligations (“AROs”)

	December 31, 2012	December 31, 2011

Asset retirement obligations – beginning of year	$ 15,019	$ 13,114
Change of obligations during the year	89	-
Change in ARO estimate	376	1,477
Accretion expense	318	428
Asset retirement obligations – end of year	$ 15,802	$ 15,019

Asset retirement obligations (AROs) result from the acquisition, development, construction and ordinary operation of mining property, plant and equipment, and from environmental regulations set by regulatory authorities. AROs include costs related to tailings pond and tailings dam reclamation, and/or closure (i.e. ongoing monitoring of ground water quality in tailings dam, closing of portals, shafts and tunnels, decontamination of soil, revegetation, etc.), and removal and/or demolition of mine and processing equipment (i.e. crushers, conveyors, mills, floatation tanks, etc.), buildings and other infrastructure.

During the year, estimated reclamation work totalling $0.5 million resulting from the ongoing construction of the paste backfill and wet shotcrete plants at Casa Berardi, together with other cost adjustments of ($0.4 million), have resulted in an increase in the obligations of $89,000 (2011: $nil).

Changes in the timing of cash flows relating to the reclamation work, together with changes in the applied discount rates, have resulted in an increase in the obligation of $0.4 million (2011: $1.5 million). The changes in the timing of the cash flows are due to rescheduling of the reclamation of tailings cells #1 and #2 from 2013 to 2016, and extension of the final reclamation work from 2022 to 2025 due to increased mine life due to mineral reserves increases and changes to the long-term mining plan.

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Aurizon Mines Ltd.

Notes to Financial Statements

As at and for the Years Ended December 31, 2012 and 2011

(Amounts in tables are expressed in thousands of Canadian dollars, unless otherwise stated)

15. PROVISIONS (continued)

a)	Asset retirement obligations (“AROs”) (continued)

The present value of AROs is estimated on a discounted cash flow basis in accordance with existing laws, contracts or other policies and current technology and conditions. The estimates or assumptions required to calculate the present value of AROs include, among other items, abandonment and reclamation amounts, inflation rates, credit-adjusted risk free rates and timing of retirement of assets.

The following significant assumptions were made for the purpose of estimating the AROs:

Assumption	2012	2011
Undiscounted reclamation costs	$ 19,504	$ 19,002
Pre-tax discount rates used for reclamation expenditures expected to be incurred in 2016	1.21%	0.99%
Pre-tax discount rates used for reclamation expenditures expected to be incurred in 2025	1.80%	2.49%
Average years to reclamation	11.9	10

As at December 31, 2012, $2.6 million (2011 - $1.3 million) has been invested in restricted deposits for future site reclamation obligations at Casa Berardi (Note 12).

In accordance with the regulations prescribed by the Minister of Natural Resources in Quebec, approximately 48% of the Company’s ARO liability will be guaranteed by restricted deposits held in the name of the Minister of Natural Resources Quebec by the year 2015. The Company is not required to fund any further restricted deposits for the remaining unguaranteed portion of the liability.

b)	Employee incentive plans

The Company established an employee incentive plan in 1996 for the discovery and acquisition of Casa Berardi. Under the terms of the plan, once a mineral deposit has achieved commercial production, a bonus of 0.2% of the net smelter revenues, less any advance payments, is paid to those participating in the plan. As at December 31, 2012, the fair value of the estimated incentive payments to be made under this plan totals $1.4 million (2011 - $1.7 million), which includes a current portion of $0.5 million and a non-current portion of $0.9 million (2011: current portion of $0.6 million and non-current portion of $1.1 million).

The Company also has an employee incentive plan for the discovery of other mineral deposits. Under the terms of this plan, a bonus of 0.08% of the value of the mineral reserves as determined in an approved pre-feasibility study, to a maximum of $0.1 million, is paid to those participating in the plan. Upon approval of a feasibility study, a bonus of 0.15% of the value of the mineral reserves, to a maximum of $0.5 million including the payment at the pre-feasibility stage shall be paid. During the year ended December 31, 2012, no amount in respect of this incentive plan has been recorded (2011 - $nil).

16. ISSUED SHARE CAPITAL

a)	Authorized

Unlimited number of common shares without par value.

Unlimited number of preferred shares without par value of which 8,050,000 are designated as series “A” convertible preferred shares (Issued: none) and 1,135,050 are designated as series “B” convertible preferred shares (Issued: none).

b)	Issued and fully paid

Common shares	Shares	Amount
	(000’s)
Outstanding, January 1, 2011	162,145	$ 269,677
Exercise of share options	927	3,102
Fair value of share options exercised	-	1,386
Outstanding, December 31, 2011	163,072	274,165
Exercise of share options	1,491	5,837
Fair value of share options exercised	-	2,598
Outstanding, December 31, 2012	164,563	$ 282,600

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Aurizon Mines Ltd.

Notes to Financial Statements

As at and for the Years Ended December 31, 2012 and 2011

(Amounts in tables are expressed in thousands of Canadian dollars, unless otherwise stated)

16. ISSUED SHARE CAPITAL (continued)

c)	Share based compensation

The Company has a share based compensation plan for key employees, directors, and officers of the Company. In accordance with the terms of the plan, as approved by shareholders’ resolution dated May 10, 2012, key employees, directors, and officers of the Company may be granted options to purchase ordinary shares at an exercise price to be determined by the Directors at the time the option is granted, provided that such price not be less than the closing price of the common shares for the Company on the TSX on the trading day immediately preceding the date of the grant of the option or if there was no trade of the Company’s common shares on such date, on the last day on which there was a trade. Under the terms of the plan, options that are granted are subject to a three year vesting period, where 25% of the options vest on the grant date, and subsequent tranches of 25% of the options vest on each of the first, second, and third anniversaries of the grant date. The maximum term of options granted under the plan is five years, and may only be settled in equity. The number of options granted is determined by the Board of Directors and pursuant to the shareholders’ resolution dated May 10, 2012, the maximum number of options that can be issued was increased from 7% to 10% of the total number of common shares then outstanding on a non-diluted basis. As at December 31, 2012, the maximum number of awards available to be granted under the plan is 16.4 million shares (outstanding: 10.5 million). The status of share options granted to employees and directors as at December 31, 2012 and 2011 and the changes during the years ended on those dates is presented below:

	Number of options	Weighted-average exercise price
	(000’s)
Outstanding, January 1, 2011	9,670	$5.05
Granted	2,541	$6.11
Exercised	(927)	$3.35
Expired	(374)	$5.31
Outstanding, December 31, 2011	10,910	$5.43
Granted	1,992	$3.62
Exercised	(1,491)	$3.92
Expired	(910)	$5.32
Outstanding, December 31, 2012	10,501	$5.31
Vested and exercisable, December 31, 2012	6,955	$5.39

c)	Share based compensation

During 2012, 1,489,800 share options were exercised at a weighted-average exercise price of $3.92 per share (2011: 927,325 share options at $3.35). The weighted-average market price at the time of exercise during 2012 was $4.90 per share (2011: $6.28 per share). The following shows the vested and exercisable share options, and total outstanding share options, by exercise price range, as at December 31, 2012:

Vested and exercisable options				All outstanding options
Exercise price range	Vested and exercisable options (000’s)	Remaining contractual life (years)	Weighted average exercise price	Exercise price range	Outstanding options (000’s)	Remaining contractual life (years)	Weighted average exercise price
$2.95 - $2.99	956	0.9	$2.95	$2.95 - $2.99	956	0.9	$2.95
$3.00 - $3.99	491	4.9	$3.61	$3.00 - $3.99	1,962	4.9	$3.61
$4.00 - $4.99	1,442	2.0	$4.83	$4.00 - $4.99	1,764	2.1	$4.83
$5.00 - $5.99	1,141	0.8	$5.07	$5.00 - $5.99	1,141	0.8	$5.07
$6.00 - $6.99	1,295	3.8	$6.11	$6.00 - $6.99	2,543	3.8	$6.11
$7.00 - $7.59	1,630	2.9	$7.52	$7.00 - $7.59	2,135	2.9	$7.52
Totals	6,955	2.4	$5.39	Totals	10,501	3.0	$5.31

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Aurizon Mines Ltd.

Notes to Financial Statements

As at and for the Years Ended December 31, 2012 and 2011

(Amounts in tables are expressed in thousands of Canadian dollars, unless otherwise stated)

16. ISSUED SHARE CAPITAL (continued)

c)	Share based compensation (continued)

During 2012, incentive share options were granted to directors, officers and employees to purchase up to 1,992,000 shares at a weighted-average exercise price of $3.62 per share. The weighted average fair value of the options granted was estimated at $1.28 per share option using the Black-Scholes option-pricing model. The total estimated share based compensation cost associated with these grants is $2.4 million, of which $0.6 million was expensed immediately based on the options that vested immediately on the grant dates. The remaining cost of $1.8 million will be charged to earnings over the vesting period.

In addition to the share based compensation charges totalling $0.6 million (2011 - $1.7 million) relating to options granted during the year that vested immediately on the grant dates as detailed above, additional share based compensation charges totalling $4.7 million (2011 - $4.8 million) relating to the vesting of all other unvested options have been charged to operations. The total aggregate share based compensation charge for the current year is $5.3 million (2011 - $6.5 million).

The fair value of each option is estimated on the date of grant based on the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants:

	2012	2011
Pre-vest forfeiture rate	5.7%	4.8%
Expected life of options (in years)	3.8	3.7
Expected volatility	44.7%	60%
Risk-free interest rate	1.3	1.1%
Dividend yield	Nil	Nil

The Black-Scholes and other option pricing models require the input of highly subjective assumptions. The expected life of the options is based upon the average length of time similar option grants in the past have remained outstanding prior to exercise. Volatility was estimated based upon historical price observations over the expected life of the options. Changes in the subjective inputs can materially affect the fair value estimate and therefore do not necessarily provide a reliable measure of the fair value of the Company’s share options.

As at December 31, 2012, there are 5.9 million share options available for granting (2011: 0.5 million) in accordance with the provisions in the Company’s share option plan.

d)	Deferred and restricted share units

	Deferred share units (i)	Restricted share units (ii)

Outstanding, January 1, 2012	-	-
Granted	260,480	249,762
Cancelled	-	(5,475)
Outstanding, December 31, 2012	260,480	244,287

(i)	Deferred share units

During the first quarter of 2012, the Company established a Deferred Share Unit Plan for non-executive directors (the “DSU Plan”), whereby a portion of compensation paid to directors may be paid in deferred share units (“DSUs”).   Under the terms of the DSU Plan, each director may receive an annual grant of DSUs in an amount and on the date determined by the Board for that year.  DSUs vest immediately and are based on the closing price of the common shares on the Toronto Stock Exchange on the business day prior to the date of grant.  DSUs can only be settled in cash, following the date the director has retired from, or ceased to hold, all positions with the Company, and will be based upon the number of units held, multiplied by the fair market value of the Company’s share price at the time of redemption.

During 2012, the Company granted 260,480 DSUs to non-executive directors. As at December 31, 2012, the fair value of the units outstanding was $0.9 million based upon the Company’s share price of $3.43 on the last trading day of 2012. Accordingly, the Company has recorded a current liability of $0.9 million as at December 31, 2012 (2011: $nil), with a corresponding charge to profit to reflect the fair value of the units.

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Aurizon Mines Ltd.

Notes to Financial Statements

As at and for the Years Ended December 31, 2012 and 2011

(Amounts in tables are expressed in thousands of Canadian dollars, unless otherwise stated)

16. ISSUED SHARE CAPITAL (continued)

d)	Deferred and restricted share units (continued)

(ii)	Restricted share units

During the third quarter of 2012, the Company established a Restricted Share Unit Plan for key employees of the Company (the “RSU Plan”, whereby a portion of these employees’ compensation may be paid in restricted share units (“RSUs”). Under the terms of the RSU Plan, RSUs granted vest over a period of three years, where one third of the units vest at each grant date anniversary. At each vesting date, the RSUs may be settled in cash only, at a value corresponding to the number of units vested multiplied by the the fair market value of the Company’s closing share price on the vesting date.

The Company granted 249,762 RSUs to employees during the third quarter of 2012 at a grant-date fair value of $4.22 per unit. Using the graded vesting method, the corresponding RSU expense recognized during 2012 was $0.2 million (2011: $nil), based upon the closing share price of $3.43 on the last trading day of 2012.

17. EXPENSES BY NATURE

For the years ended	December 31, 2012	December 31, 2011

Cost of sales:
Operating costs	$ 70,879	$ 77,814
Employee wages and benefits	23,370	10,984
Depreciation and amortization charge relating to operations	37,539	38,927
Total cost of sales	$ 131,788	$ 127,725
Exploration costs (i):
Contractors, supplies and other	$ 16,646	$ 25,082
Employee wages and benefits	1,253	1,386
Total exploration costs	$ 17,899	$ 26,468
General and administrative costs:
Employee wages and benefits	$ 5,477	$ 6,577
Other administration costs	6,551	6,050
Depreciation and amortization	190	203
Share based compensation	5,313	6,526
Total general and administration costs	$ 17,531	$ 19,356

(i)	Net of refundable and non-refundable tax credits.

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Aurizon Mines Ltd.

Notes to Financial Statements

As at and for the Years Ended December 31, 2012 and 2011

(Amounts in tables are expressed in thousands of Canadian dollars, unless otherwise stated)

18. FINANCE INCOME AND COSTS

For the years ended	December 31, 2012	December 31, 2011

Finance income
Interest income on cash and short-term investments (i)	$ 2,236	$ 1,538

Finance costs
Accretion of asset retirement obligation	$ (318)	$ (428)
Standby fees – revolving credit facility	(373)	(150)
Other interest charges	-	(190)
Amortization of deferred finance costs	(165)	(344)
Total finance costs	$ (856)	$ (1,112)

Other derivative gains (losses)
Realized	$ 550	$ (192)
Unrealized	(357)	357
Total other derivative gains	$ 193	$ 165

(i)	Cash earns interest at floating rates on daily bank deposit accounts.

19. COMMITMENTS

The Company’s significant contractual obligations and commitments as at December 31, 2012 are as follows:

(All figures undiscounted)	Notes	Total	Due in less than 1 year	Due 2 - 3 years	Due 3 - 5 years	Due in more than 5 years	As at December 31, 2011
Current liabilities	(i)	$ 31,795	$ 31,795	$ -	$ -	$ -	$ 42,450
Asset retirement obligations	(ii), 15(i)	19,505	-	-	1,238	18,267	19,002
Equipment supply and contracts	(iii)	6,263	1,566	3,131	1,566	-	13,518
Reclamation deposits	(iv)	4,981	2,079	2,902	-	-	6,223
Employee incentives	15(ii)	1,505	522	983	-	-	1,821
Head office operating lease		569	253	316	-	-	822
Mineral properties firm commitments	(v)	267	267	-	-	-	2,222
Total contractual obligations and commitments		$ 64,885	$ 36,482	$ 7,332	$ 2,804	$ 18,267	$ 86,058

(i)	Exclusive of employee incentive and equipment supply commitments payable as at December 31, 2012 and 2011, which are presented separately.

(ii)	On a discounted basis, the asset retirement obligations total $15.8 million as at December 31, 2012 (2011: $15.0 million)

(iii)	The Company has secured the procurement of some of its reagents used in the mill concentrator until the end of year 2016, resulting in an estimated commitment of $6.3 million (2011: $7.8 million).

(iv)	Future funding requirements in respect of financial guarantees for mine reclamation as prescribed by the Ministère des Ressources naturelles et de la Faune:

(v)	Firm commitments represent exploration work expenditures and property option payments that the Company is contractually bound to make, whether the Company fulfills all the requirements of the agreements or not.

The Company has no derivative positions as at December 31, 2012 (2011: unrealized mark-to-market asset of currency derivative positions of $357,000).

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Aurizon Mines Ltd.

Notes to Financial Statements

As at and for the Years Ended December 31, 2012 and 2011

(Amounts in tables are expressed in thousands of Canadian dollars, unless otherwise stated)

20. RELATED PARTY TRANSACTIONS

Other than those disclosed in the following table, there were no material related party transactions in 2012 and 2011.

Compensation of key management personnel:

For the years ended	December 31, 2012	December 31, 2011

Wages and short-term benefits	$ 2,253	$ 2,555
Share based compensation	2,928	3,565
	$ 5,181	$ 6,120

Key management personnel include the Chief Executive Officer, Chief Financial Officer, Vice-President of Operations, Chairman and independent members of the Board of Directors.

21. EARNINGS PER SHARE

a)	Basic

Basic earnings per share (“EPS”) are calculated by dividing the net profit (loss) by the weighted average number of common shares outstanding during the year.

For the years ended	December 31, 2012	December 31, 2011

Net profit	$ 31,807	$ 43,931
Weighted average number of common shares outstanding (thousands)	164,169	162,623
Basic earnings per share	$ 0.19	$ 0.27

b)	Diluted

Diluted EPS is calculated by adjusting the weighted average number of common shares outstanding for dilutive instruments and is computed using the treasury stock method. The Company’s potentially dilutive instruments comprise stock options granted to employees. The calculation excludes out-of-the money stock options that are anti-dilutive and could potentially dilute EPS calculations in the future.

For the years ended	December 31, 2012	December 31, 2011

Net profit	$ 31,807	$ 43,931
Weighted average number of common shares outstanding (thousands)	164,169	162,623
Adjustments for:
Stock options	758	1,751
Weighted average number of common shares for diluted earnings per share	164,927	164,374
Diluted earnings per share	$ 0.19	$ 0.27

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Aurizon Mines Ltd.

Notes to Financial Statements

As at and for the Years Ended December 31, 2012 and 2011

(Amounts in tables are expressed in thousands of Canadian dollars, unless otherwise stated)

22. CASH FLOW INFORMATION

a)	Analysis of other operating activities

For the years ended	December 31, 2012	December 31, 2011

Accretion charges on asset retirement obligations	$ 318	$ 427
Change in fair value of future employee incentives	(230)	506
Loss on disposal of property, plant and equipment	354	170
Amortization of deferred finance costs	165	150
Mineral property impairments	360	25
Amortization of prepaid Hydro Quebec deposit	180	-
Workers’ compensation adjustments	130	117
Inventory adjustment for obsolete items	(401)	459
Unrealized foreign exchange (gain) loss on cash denominated in U.S. dollars	34	(273)
Other operating activities	$ 910	$ 1,581

b)	Analysis of changes in non-cash working capital items

For the years ended	December 31, 2012	December 31, 2011

Accounts payable and accrued liabilities	$ 1,888	$ 3,376
Prepaid expenses	1,875	669
Accounts receivable and exploration advances	752	(1,738)
Tax credits receivable	618	7,188
Supplies inventory	80	(1,688)
Gold bullion and in-process ore	(3,037)	450
Prepaid income and resource taxes	(4,641)	-
Current income taxes payable	(15,217)	18,338
Change in non-cash working capital items	$ (17,682)	$ 26,595

c)	Analysis of other investing activities

For the years ended	December 31, 2012	December 31, 2011

Reclamation deposits	$ (1,242)	$ (418)
Marketable securities	(500)	(500)
Other investing activities	$ (1,742)	$ (918)

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Aurizon Mines Ltd.

Notes to Financial Statements

As at and for the Years Ended December 31, 2012 and 2011

(Amounts in tables are expressed in thousands of Canadian dollars, unless otherwise stated)

23. FINANCIAL INSTRUMENTS

Classification of Financial Instruments

The Company has classified cash and cash equivalents, accounts receivable and other receivables, and reclamation and other deposits as loans and receivables which are measured at amortized cost.  Accounts payable and accrued liabilities are classified as other liabilities which are measured at amortized cost.  Derivative instruments are measured at fair value through profit and loss. Marketable securities are classified as available for sale, with changes in fair value recorded in other comprehensive income.

The carrying values of cash and cash equivalents, reclamation and other deposits, accounts receivable and other receivables, accounts payable and accrued liabilities approximate fair value due to the short periods until settlement.

Fair Value Hierarchy

Financial instruments recognized at fair value on the Balance Sheet must be classified in one of the following three fair value hierarchy levels:

•	Level 1 – measurement based on quoted prices (unadjusted) observed in active markets for identical assets or liabilities;
•	Level 2 – measurement based on inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly; or
•	Level 3 – measurement based on inputs that are not observable (supported by little or no market activity) for the asset or liability.

The only items recognized at fair value on the Balance Sheets were derivative instruments and marketable securities. The fair value of derivative instruments is based on quoted market prices for comparable contracts and represents the amount the Company would have received from, or paid to, a counterparty to settle the contract at the market rates in effect at the balance sheet dates and therefore derivative instruments are classified within Level 2 of the fair value hierarchy. As at December 31, 2012 there were no derivative assets recorded on the balance sheet (2011: $357,000).  The fair value of marketable securities is based on quoted market prices of the instrument at the balance sheet date and therefore these securities are classified within Level 1 of the fair value hierarchy.  As at December 31, 2012 marketable securities totalling $477,000 were recorded on the balance sheet (2011: $864,000).

There were no reclassifications of financial instruments between fair value hierarchy levels in 2012 or 2011.

Financial risk factors

The Company’s activities expose it to a variety of financial risks: market risk (including price risk, interest rate risk, and foreign currency risk), credit risk and liquidity risk. Risk management is carried out by management under policies approved by the board of directors. The board of directors provides written principles for overall risk management, as well as written policies covering specific areas, such as foreign exchange risk, interest rate risk, credit risk, use of derivative financial instruments and non-derivative financial instruments, and investment of excess liquidity. The Company’s overall risk management program seeks to minimize potential adverse effects on the Company’s financial performance.

a)	Price risk

The Company is not subject to significant price risk on its financial instruments.

b)	Interest rate risk

The Company’s cash and cash equivalents earn interest at fixed rates and have maturities as described in Note 5. The risk of investing cash equivalents into fixed interest rate investments is mitigated by the short terms over which the investments mature. This way, the Company can adapt its investment strategy in the event of any large fluctuations in the prevailing market rates.

Based on the interest rates in effect on all cash and cash equivalents balances as at December 31, 2012, a decrease in interest rates of 100 basis points, or 1%, would cause a decrease in cash flows totalling $1.8 million (2011: $1.8 million) over the next twelve months. An increase in interest rates of 100 basis points, or 1%, would cause an increase in cash flows totalling $2.0 million (2011: $2.1 million) over the next twelve months. The difference between the fluctuation downward and upward is due to the fact that certain cash balances held by the Company earned interest at a rate of less than 1% as at December 31, 2012.

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Aurizon Mines Ltd.

Notes to Financial Statements

As at and for the Years Ended December 31, 2012 and 2011

(Amounts in tables are expressed in thousands of Canadian dollars, unless otherwise stated)

23. FINANCIAL INSTRUMENTS (continued)

Financial risk factors (continued)

c)	Foreign currency risk

The Company’s revenues are received in United States dollars (USD), and as such, are subject to foreign currency risk which increases or decreases based on the currency exchange rate between the USD and the Canadian dollar. The Company may, from time to time, enter into short-term currency forward contracts to benefit from a guaranteed exchange rate on certain portions of its revenue.

As at December 31, 2012, the Company is exposed to foreign currency risk with cash held in US dollars of $11.0 million (December 31, 2011: US dollars $14.0 million). Based on the exposure as at December 31, 2012, and assuming all other variables remain constant, an appreciation or depreciation of 10% of the Canadian dollar against the U.S. dollar would result in a gain or loss of $1.1 million in the Company’s profit before income taxes (2011: $1.4 million).

d)	Credit risk

Credit risk is the risk that a third party might fail to fulfill its performance obligations under the terms of a financial instrument. Financial instruments that are potentially exposed to credit risk consist of cash and cash equivalents, and accounts receivable. The Company mitigates credit risk by investing its cash and cash equivalents with Schedule I banks in Canada. Schedule I banks are domestic banks and are authorized under the Bank Act to accept deposits, which may be eligible for deposit insurance provided by the Canadian Deposit Insurance Corporation. As at Dec 31, 2012, the Company’s cash and cash equivalents were held with four financial institutions, of which approximately 35%, 34% and 26% was respectively held with three of these institutions. As at December 31, 2011, approximately 46% of the Company's cash and cash equivalents were held with one financial institution.

The Company sells gold via bullion traders and as such, incurs a credit risk related to a two day collection period between delivery of bullion and receipt of funds.

e)	Liquidity risk management

The Company has established a liquidity risk management framework for the management of the Company’s short, medium and long-term funding and liquidity management requirements. The Company manages liquidity risk by maintaining adequate working capital, maintaining its borrowing facility, ~~by~~ continuously monitoring forecast and actual cash flows, and by matching the maturity profiles of financial assets and liabilities.

As at December 31, 2012 the Company’s accounts payable and accrued liabilities totalled $29.3 million (2011: $26.0 million), all of which fall due for payment within one year of the balance sheet date.

24. CAPITAL MANAGEMENT

The Company’s capital management objectives are to safeguard its ability to continue as a going concern in order to pursue the operation of its producing property as well as the development of its other mineral properties. Capital management consists of optimizing the debt and equity balances to maximize returns for shareholders.

The capital structure of the Company consists of equity components consisting of capital stock, stock based compensation and contributed surplus. To maintain or adjust the capital structure, the Company may attempt to issue new shares or enter into new debt arrangements.

The Company is currently subject to covenants on the revolving credit facility described in Note 11.

During the year ended December 31, 2012 there has been no change in the overall capital management strategy employed by the Company.

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